

October 10, 2013

Via E-Mail
Paul A. Castanon
Vice President, Deputy General Counsel
and Corporate Secretary
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

> **Re: Tenet Healthcare Corporation**
> **Registration Statement on Form S-4**
> **Filed October 7, 2013**
> **File No. 333-191613**

Dear Mr. Castanon:

We have limited our review of your registration statement to the issues we have addressed in our comments below.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). As such, please revise the representations included in your supplemental letter to state that you will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Outstanding Securities pursuant to the Exchange Offer, "may be a statutory underwriter."

   Please also apply this revision to the same representation as included in your letter of transmittal filed as Exhibit 99.1.

Exhibit 5.1

2. We note that the legal opinion filed as Exhibit 5.1 includes language indicating that the opinion may only be used by the Company and may not be relied upon by any person other than the Company and the law firm of Gibson, Dunn & Crutcher LLP.   This language serves as an inappropriate limitation on reliance. Accordingly, please revise the legal opinion filed as Exhibit 5.1 to remove this language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Andrew L. Fabens
       Gibson, Dunn & Crutcher LLP
       200 Park Avenue
       New York, New York 10166